Exhibit 99.4

Interim Management Report 4 Our Company 5 ASML Operations Update 8 Risk Factors 10 2023 Second-half Outlook 11 Managing Directors’ Statement Condensed Consolidated Interim Financial Statements 13 Condensed Consolidated Statement of Profit or Loss 14 Condensed Consolidated Statement of Comprehensive Income 15 Condensed Consolidated Statement of Financial Position 16 Condensed Consolidated Statement of Changes in Equity 18 Condensed Consolidated Statement of Cash Flows 19 Notes to the Condensed Consolidated Interim Financial Statements 25 Other Information 27 Definitions A definition or explanation of most abbreviations, technical terms and other terms used throughout this Statutory Interim Report can be found in the chapter Definitions. In some cases, numbers have been rounded for readers’ convenience. This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht). In this report the name ‘ASML’ is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries, as the context may require. References to our website in this Statutory Interim Report are for reference only and none nor any portion thereof are incorporated by reference in this report. © 2023, ASML Holding N.V. All Rights Reserved. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 2 Contents

Interim Management Report IN THIS SECTION 4 Our Company 5 ASML Operations Update 8 Risk Factors 10 2023 Second-half Outlook ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 3

Introduction On July 19, 2023, we published our Statutory Interim Report for the six-month period ended July 2, 2023. This includes the Interim Management Report, the Managing Directors’ Statement and Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union. We also published our 2023 second-quarter results in accordance with US GAAP on July 19, 2023. This Statutory Interim Report for the six-month period ended July 2, 2023, including the Condensed Consolidated Interim Financial Statements, has not been audited or reviewed by an external auditor. Our Company As a global innovation leader in the semiconductor industry we provide chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips) on silicon through lithography. Together with our partners, we drive the advancement of more affordable, more powerful and more energy-efficient microchips. We enable groundbreaking technology to solve some of humanity's toughest challenges. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices and principal operations in Europe, the US and Asia. Every day, ASML’s more than 41,500 FTEs challenge the status quo and push technology to new limits. ASML's shares are traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com. Our purpose, vision and mission Society has made huge advances over the years, but the world still faces crucial challenges for the future. We must change how we think and act on themes that impact everyone. That is why we seek to innovate at least at the same pace as our customers, focusing our intellect and resources to constantly look for new ways that will help improve society in areas such as energy use, climate change, mobility and access to healthcare and nutrition. At ASML, we believe that the microchip industry is in a unique position to help tackle these challenges. Our vision is that we will enable the groundbreaking technology that will help solve some of humanity’s toughest challenges. From artificial intelligence (AI) to a vast Internet of Things (IoT), microchips are at the heart of modern technology that is enabling the transition to sustainable energy, improving global health, increasing the safety and efficiency of transport, tackling pollution, bridging the digital divide, or feeding eight billion people without exhausting the earth’s resources, they all require microchips. As the innovation leader that makes vital systems for chip manufacturing, we are proud to play our role as technology enabler in the innovation ecosystem of the semiconductor industry. We can only do this if we continue to challenge the status quo, tap into the collective knowledge of our global ecosystem and create an environment where people can contribute, learn and grow. At ASML, our purpose is to unlock the potential of people and society by pushing technology to new limits. Our mission, together with our partners, is to provide leading patterning solutions that drive the advancement of microchips. The long-term growth of the semiconductor industry is based on the principle that the energy, cost and time required for electronic computations can be reduced by shrinking transistors on microchips. One of the main drivers of shrink is the resolution that lithography systems can achieve, which is mainly determined by the wavelength of the light used and the numerical aperture (NA) of the optics. A shorter wavelength – like a finer brush used for painting – can print smaller features. A larger numerical aperture can focus the light more tightly, which also leads to better resolution. To enable shrink, what we do – lithography – is key. Through our sustained investment in and dedication to research and development, we seek to innovate at least at the same pace as our customers. We put our holistic lithography solutions – lithography systems, computational lithography, metrology and inspection systems and lithography process control software solutions – in the hands of chipmakers as quickly as possible by engineering in parallel, not sequentially, while ensuring its quality, reliability, manufacturability and serviceability. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 4 Our Company

ASML Operations Update Significant uncertainty remains in the market due to a number of global macro-economic concerns around inflation, rising interest rates, recession and the geopolitical environment, including export controls. Although certain end markets seem to be reaching the bottom of the cycle, the semiconductor industry is running at very high inventory levels, leading customers to moderate wafer output as the supply chain works to reduce and rebalance inventory levels. In order to limit wafer output, customers continue to run at historically low lithography tool utilization levels. Customers remain cautious due to the uncertainty around the timing, shape and slope of the recovery. In our EUV business, we have seen some shifts in demand timing. The majority of the shifts are due to fab readiness, with some element of uncertainty around recovery. DUV demand still exceeds supply. While we have seen delays in DUV demand from some customers, it has been compensated by strong demand for tools at mature and mid-critical nodes, particularly in China. During the six-month period ended July 2, 2023 we retained a healthy balance sheet and a strong cash position. On April 26, 2023, the Annual General Meeting resolved to adopt a final dividend of €1.69 per ordinary share for the year 2022. Recognizing the three interim dividends of €1.37 per ordinary share paid on August 12, 2022, November 14, 2022 and February 15, 2023, the total dividend for the year 2022 was €5.80 per ordinary share. This is a 5.5% increase compared to 2021. As a result, a total dividend amount of €2,291.7 million was paid to our shareholders, split between the interim dividend payments of €1,625.6 million and the final dividend of €666.1 million that was paid on May 10, 2023. An interim dividend of €1.45 per ordinary share will be made payable on August 10, 2023. The current share buyback program is to be executed by December 31, 2025. As part of this program, ASML intends to repurchase shares up to an amount of €12.0 billion, of which we expect a total of up to 2.0 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. So far ASML has repurchased approximately 1.8 million shares for an approximate amount of €1.1 billion under the current €12.0 billion 2022-2025 share buyback program. The share buyback program may be suspended, modified or discontinued at any time. Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors). On May 30, 2023, we successfully placed a bond offering of senior notes for a principal amount of €1.0 billion, which settled on June 6, 2023 and is due on December 6, 2025, with a 3.50% coupon. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 5 ASML Operations Update

ASML STATUTORY INTERIM REPORT 2023 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 6

ASML Operations Update (continued)

Six-month period ended operating results

Set forth below is the Condensed Consolidated Statement of Profit or Loss on a semi-annual basis for the first half of 2022 and 2023 (in accordance with EU-IFRS):

For the six-month period ended (€, in millions)	Unaudited July 3, 2022	Unaudited % of total net sales	**Unaudited July 2, 2023**	Unaudited % of total net sales	Unaudited % change 2023 vs 2022
Net system sales	6,427.7	71.7	**10,947.9**	80.2	70.3
Net service and field option sales	2,537.2	28.3	**2,700.6**	19.8	6.4
Total net sales	8,964.9	100.0	**13,648.5**	100.0	52.2
Cost of system sales	(3,349.7)	(37.4)	**(5,359.1)**	(39.3)	60.0
Cost of service and field option sales	(1,361.6)	(15.2)	**(1,592.8)**	(11.7)	17.0
Total cost of sales	(4,711.3)	(52.6)	**(6,951.9)**	(50.9)	47.6
Gross profit	4,253.6	47.4	**6,696.6**	49.1	57.4
Research and development costs	(1,076.5)	(12.0)	**(1,587.2)**	(11.6)	47.4
Selling, general and administrative costs	(429.7)	(4.8)	**(577.7)**	(4.2)	34.4
Operating income	2,747.4	30.6	**4,531.7**	33.2	64.9
Finance income	2.9	0.0	**92.8**	0.7	3,100.0
Finance costs	(29.3)	(0.2)	**(64.0)**	(0.4)	118.4
Income before income taxes	2,721.0	30.4	**4,560.5**	33.4	67.6
Income tax expense	(365.7)	(4.1)	**(796.0)**	(5.8)	117.7
Income after income taxes	2,355.3	26.3	**3,764.5**	27.6	59.8
Profit (loss) related to investments in associates	55.2	0.6	**107.1**	0.8	94.0
Net income	2,410.5	26.9	**3,871.6**	28.4	60.6

The following table shows a summary of key financial figures for the six-month period ended.

For the six-month period ended (€, in millions, unless otherwise indicated)	Unaudited July 3, 2022	**Unaudited July 2, 2023**	Unaudited % change 2023 vs 2022
Sales			
Total sales of lithography systems (in units) [1]	153	**213**	39.2
Total sales of new lithography systems (in units) [1]	142	**203**	43.0
Total sales of used lithography systems (in units) [1]	11	**10**	(9.1)
Liquidity			
Cash and cash equivalents	4,096.5	**6,341.3**	54.8
Short-term investments	305.4	**5.1**	(98.3)
Net cash provided by (used in) operating activities	2,448.2	**1,671.6**	(31.7)

1. Lithography systems do not include metrology and inspection systems.

Total net sales

Total net sales for the first half of 2023 increased by 52.2% to €13.6 billion compared to €9.0 billion for the first half of 2022. The increase is primarily due to higher sales volumes for NXE and DUV immersion systems and the timing of revenue recognition for DUV immersion fast shipments.

We continue to expedite certain deliveries of our systems by shipping systems for which testing procedures in our factory are reduced. This resulted in 8 systems (€1.4 billion) being shipped in the first half of 2023 for which revenue recognition is delayed until customer acceptance after successful installation, which is expected in the second half of 2023. In the first half of 2022, 16 systems (€1.9 billion) were shipped for which revenue was recognized in the second half of 2022. For the systems recognized in revenue in the first half of 2023, 28 systems (€3.2 billion) were shipped in 2022. For the systems recognized in revenue in the first half of 2022, 4 systems (€0.3 billion) were shipped in 2021.

For 2023 DUV immersion fast shipments, customer acceptance after the reduced Factory Acceptance Test (FAT) is considered to be proven for established technologies with a history of successful customer acceptances after the Site Acceptance Test (SAT). Transfer of control for these systems and recognition of revenue related to these systems has occurred upon delivery of the systems.

The increase in net service, install and field option sales is mainly driven by the install and service sales, which continue to scale as a result of the growing installed base of systems, partially offset by lower field upgrade sales. The latter has mainly decreased due to historically low lithography tool utilization levels at our customers.

ASML STATUTORY INTERIM REPORT 2023 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 7

ASML Operations Update (continued)

Gross profit

The overall gross profit, as a percentage of total net sales, increased from 47.4% in the first half of 2022 to 49.1% in the first half of 2023 mainly due to a larger share of NXE and DUV immersion system sales.

Research and development costs

For the first half of 2023, R&D investments of €1.9 billion (first half of 2022: €1.5 billion), are mainly comprised of R&D costs net of credits (including net development costs not eligible for capitalization) of €1.6 billion (first half of 2022: €1.1 billion) and net capitalization of development expenditures of €283.2 million (first half of 2022: €309.4 million). The increase in R&D investments across each of our EUV, DUV and Applications programs, all support our holistic lithography solutions. In the first half of 2023, R&D investments mainly related to:

- Investments in the development of the NXE:3800E system and further improving availability and productivity of our EUV installed base systems. In addition, our roadmap includes our next generation EUV 0.55 NA (High-NA) systems, to support future nodes for both Logic and DRAM customers.
- The introduction of our immersion system NXT:1980Fi which introduces improved productivity for the mid-critical DUV layers and the dry system XT:400M, which brings improved productivity in the i-line market. Continued developments for the next generation of scanners include NXT:2150i and NXT:870B, increasing productivity and overlay for the critical DUV layers and a further productivity improvement for KrF layers respectively. In parallel, multiple developments for productivity packages and new service models, focusing on increasing 'good wafers per day' in our customers' installed base.
- Continued investment in e-beam inspection, e-beam metrology and Yieldstar optical metrology. In addition, securing our multibeam inspection roadmap and continuously expanding our investment in the holistic software applications space.

Selling, general and administrative costs

Selling, general and administrative costs increased to €577.7 million for the first half of 2023 compared to the first half of 2022 (€429.7 million), mainly due to an increase in the number of employees and salary increases.

Finance income and costs

Finance income and costs have increased in the first half year of 2023 by €89.9 million and €34.7 million respectively, compared to first half year of 2022. This increase is mainly due to the fact that the European Central Bank has increased the interest rates from a consistent rate of -0.5% in the first half year of 2022 to 3.50% in June 2023.

Reconciliation of net income in accordance with US GAAP and EU-IFRS

The Condensed Consolidated Interim Financial Statements for the six-month period ended July 2, 2023 have been prepared in accordance with International Accounting Standards (IAS) 34, "Interim Financial Reporting", as adopted by the European Union. ASML primary disclosure on performance to stakeholders is in accordance with US GAAP. The overview below therefore contains a reconciliation of net income in accordance with US GAAP to net income in accordance with EU-IFRS:

For the six-month period ended (€, in millions)	Unaudited July 3, 2022	Unaudited July 2, 2023
Net income in accordance with US GAAP	2,106.2	**3,897.5**
Capitalization of development expenditures and related amortization, net of tax	257.8	**241.6**
Income tax on intercompany profit elimination, share-based payments and uncertain tax positions	46.5	**(91.7)**
Short-term incentive accrual	0.0	**(175.8)**
Net income in accordance with EU-IFRS	2,410.5	**3,871.6**

The risk factors below are classified under the six risk types as presented in our 2022 Annual Report. No new risk factors were added in this report. Any of these risks and events or circumstances described therein may have a material adverse effect on our business, financial condition, results of operations and/or reputation. These risks are not the only ones that we face. Some risks may not yet be known to us, and certain risks that we do not currently believe to be material could become material in the future. Many of these risks may be intensified by global events such as the Russia–Ukraine conflict, inflation, industry downturn, global measures taken in response to these events and/or any worsening of the associated global business and economic conditions. Strategy and products • Our future success depends on our ability to respond timely to commercial and technological developments in the semiconductor industry Risk category: Business model, Innovation • The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs Risk category: Product roadmap execution, • We face intense competition Risk category: Competition • The semiconductor industry can be cyclical and we may be adversely affected by any downturn Risk category: Industry cycle risk • We derive most of our revenues from the sale of a relatively small number of products Risk category: Business model • Failure to adequately protect the intellectual property rights, trade secrets or other proprietary information could harm our business Risk category: Intellectual property rights • Defending against intellectual property claims brought by others could harm our business Risk category: Intellectual property rights • We are exposed to economic, geopolitical and other developments in our international operations. The semiconductor industry makes use of specific (raw) materials that are controlled by certain countries. In the current geopolitical context, we see an increasing risk exposure that these materials may become unavailable or will be restricted which can impact our suppliers, our customers and ourselves. Risk category: Geopolitical • We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire Risk category: Merger & acquisition • We may not be able to achieve our Environmental, Social, Governance (ESG) objectives or adapt and respond timely to emerging ESG expectations and regulations Risk category: Climate change, Product Finance and reporting • We are exposed to financial risks, including liquidity risk, interest rate risk, credit risk, foreign exchange risk and inflation Risk category: Financial Partners • Our success is highly dependent on the performance of a limited number of critical suppliers of single-source key components Risk category: Supply chain disruption, Supplier strategy and performance • A high percentage of net sales is derived from a few customers Risk category: Customer dependency People • Our business and future success depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees Risk category: Human resources, Knowledge management, Organizational effectiveness ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 8 Risk Factors We face many risks that have the potential to impact our business. It is important to understand the nature of these. We assess our risks by using the ASML risk universe, which comprises six risk types (Strategy and products, Finance and reporting, Partners, People, Operations, Legal and compliance).

Operations • We may face challenges in managing the industrialization of our products and bringing them to high-volume production Risk category: Product industrialization • We are dependent on the continued operation of a limited number of manufacturing facilities Risk category: Continuity of own operation • We face challenges to meet demand Risk category: Manufacturing and install, Human resources, Supplier strategy and performance • The nature of our operations exposes us to health, safety, and environment risks Risk category: Environment, health and safety • Cybersecurity and other security incidents, or other disruptions in our processes or information technology systems, could materially adversely affect our business operations Risk category: Security, Information technology, Process effectiveness and efficiency Legal and compliance • We are subject to increasingly complex regulatory and compliance obligations Risk category: Violation of laws and regulations • Changes in taxation could affect our future profitability Risk category: Tax and customs Other risk factors • COVID-19 or other pandemics may impact our operations • Restrictions on shareholder rights may dilute voting power • We may not declare cash dividends and conduct share buyback programs or cancel shares at all or in any particular amounts in any given year • We may be impacted by the Russia-Ukraine conflict. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 9 Risk Factors (continued)

2023 Second-half Outlook Operational outlook As highlighted in our ASML Operations Update, significant uncertainty remains in the market due to a number of global macro-economic concerns around inflation, rising interest rates, recession and the geopolitical environment, including export controls. Although certain end markets seem to be reaching the bottom of the cycle, the semiconductor industry is running at very high inventory levels, leading customers to moderate wafer output as the supply chain works to reduce and rebalance inventory levels. In order to limit wafer output, customers continue to run at historically low lithography tool utilization levels. Customers remain cautious due to the uncertainty around the timing, shape and slope of the recovery. In our EUV business, we have seen some shifts in demand timing. The majority of the shifts are due to fab readiness, with some element of uncertainty around recovery. As a result, we still foresee DUV demand exceeding supply. While we have seen delays in DUV demand from some customers, it has been compensated by strong demand for tools at mature and mid-critical nodes, particularly in China. These developments lead to a DUV revenue growth which is expected to be higher than assumed earlier this year, and an EUV growth lower than earlier assumed. Despite the near term uncertainty, the current global trends in the electronics industry are broadening the application space and fueling demand for advanced and mature nodes. The secular growth drivers in semiconductor end markets such as energy transition and AI, along with increasing lithography intensity on future technology nodes, are driving demand for our products and services. ASML and our supply chain partners are actively adding and improving capacity to meet future customer demand. Therefore, we continue to see an opportunity based on different market scenarios to reach an annual revenue in 2025 between €30 billion and €40 billion, with a gross margin between 54% and 56% and in 2030 an annual revenue between €44 billion and €60 billion, with a gross margin between 56% and 60%. On June 30, 2023, the Dutch government has published new regulations regarding export controls of semiconductor equipment, which will come into effect on September 1, 2023. These new export controls focus on advanced chip manufacturing technology, including the most advanced deposition and immersion lithography systems. Due to these export control regulations, ASML will need to apply for export licenses with the Dutch government for all shipments of its most advanced immersion DUV lithography systems (TWINSCAN NXT:2000i and subsequent immersion systems). The Dutch government will determine whether to grant or deny the required export licenses and provide further details to the company on any conditions that apply. Based on the announcement in June 2023, we do not expect a material effect on our 2023 financial outlook or our longer-term market scenarios as we model our expectations on global secular demand and technology trends, rather than on detailed location assumptions. Financial outlook For 2023, we expect continued strong growth with a net sales increase towards 30%, relative to last year. This expected growth is driven by DUV and EUV systems sales growth and an expected flat sales number for net service and field options. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 10 2023 Second-half Outlook

Managing Directors’ Statement The Board of Management hereby declares that, to the best of its knowledge, the Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Interim Management Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht). The Board of Management, Peter T.F.M. Wennink Martin A. van den Brink Roger J.M. Dassen Frédéric J.M. Schneider-Maunoury Christophe D. Fouquet Wayne R. Allan Veldhoven, July 19, 2023 ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 11 Managing Directors' Statement

Condensed Consolidated Interim Financial Statements IN THIS SECTION 13 Condensed Consolidated Statement of Profit or Loss 14 Condensed Consolidated Statement of Comprehensive Income 15 Condensed Consolidated Statement of Financial Position 16 Condensed Consolidated Statement of Changes in Equity 18 Condensed Consolidated Statement of Cash Flows 19 Notes to the Condensed Consolidated Interim Financial Statements ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 12

For the six-month period ended (€, in millions, except per share data) Notes Unaudited July 3, 2022 Unaudited July 2, 2023 Net system sales 2, 3 6,427.7 10,947.9 Net service and field option sales 2,537.2 2,700.6 Total net sales 3 8,964.9 13,648.5 Cost of system sales (3,349.7) (5,359.1) Cost of service and field option sales (1,361.6) (1,592.8) Total cost of sales (4,711.3) (6,951.9) Gross profit 4,253.6 6,696.6 Research and development costs (1,076.5) (1,587.2) Selling, general and administrative costs (429.7) (577.7) Operating income 2,747.4 4,531.7 Finance income 2.9 92.8 Finance costs (29.3) (64.0) Income before income taxes 2,721.0 4,560.5 Income tax expense 6 (365.7) (796.0) Income after income taxes 2,355.3 3,764.5 Profit (loss) related to investments in associates 55.2 107.1 Net income 2,410.5 3,871.6 Basic net income per ordinary share 8 6.05 9.83 Diluted net income per ordinary share 8 6.04 9.83 Weighted average number of shares outstanding 8 398.4 393.8 Diluted weighted average number of shares 8 398.8 394.0 ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 13 Condensed Consolidated Statement of Profit or Loss

For the six-month period ended (€, in millions) Unaudited July 3, 2022 Unaudited July 2, 2023 Net income 2,410.5 3,871.6 Other comprehensive income: Proportionate share of other comprehensive income from associates 0.3 (0.9) Foreign currency translation, net of taxes: Gain (loss) on foreign currency translation 81.0 (55.5) Financial instruments, net of taxes: Gain (loss) on derivative financial instruments 49.1 (6.8) Transfers to net income (17.6) (27.0) Other comprehensive income, net of taxes 1 112.8 (90.2) Total comprehensive income, net of taxes 2,523.3 3,781.4 Attributable to equity holders 2,523.3 3,781.4 1. All items in accumulated other comprehensive income as of July 2, 2023, comprised of our accumulated proportionate share of other comprehensive income from associates of €31.9 million gain (July 3, 2022: €4.7 million loss), the hedging reserve balance of €26.4 million loss (July 3, 2022: €48.0 million gain) and the currency translation adjustment balance of €156.7 million gain (July 3, 2022: €143.2 million gain), will be reclassified subsequently to profit or loss when specific conditions are met. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 14 Condensed Consolidated Statement of Comprehensive Income

Assets Finance receivables, net — 71.7 Deferred tax assets 6 2,188.9 1,985.3 Loan receivable 364.4 364.4 Other assets 739.8 982.6 Derivative financial instruments 9 — 13.6 Investments in associates 923.6 1,040.4 Goodwill 4,577.1 4,577.1 Intangible assets, net 3,345.7 3,575.0 Property, plant and equipment, net 3,944.2 4,727.9 Right-of-use assets 192.7 305.7 Total non-current assets 16,276.4 17,643.7 Cash and cash equivalents 4 7,268.3 6,341.3 Short-term investments 4 107.7 5.1 Accounts receivable, net 5,323.8 3,963.6 Finance receivables, net 1,356.7 1,650.8 Contract assets 131.9 191.9 Current tax assets 6 33.4 595.8 Inventories, net 7,199.7 7,734.4 Other assets 1,110.8 1,506.4 Derivative financial instruments 9 17.3 46.1 Total current assets 22,549.6 22,035.4 Total assets 38,826.0 39,679.1 (€, in millions) Notes December 31, 2022 Unaudited July 2, 2023 Equity and liabilities Shareholders’ equity 11,286.0 13,057.4 Long-term debt 3,514.2 4,517.8 Deferred and other income tax liabilities 6 538.4 675.7 Contract liabilities 5,269.9 4,205.3 Accrued and other liabilities 275.9 320.4 Derivative financial instruments 9 179.0 153.0 Total non-current liabilities 9,777.4 9,872.2 Accounts payable 2,563.5 2,786.9 Accrued and other liabilities 1,574.3 1,637.4 Derivative financial instruments 9 82.3 99.1 Current tax liabilities 6 315.3 104.5 Current portion of long-term debt 746.2 747.9 Contract liabilities 12,481.0 11,373.7 Total current liabilities 17,762.6 16,749.5 Total equity and liabilities 38,826.0 39,679.1 (€, in millions) Notes December 31, 2022 Unaudited July 2, 2023 ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 15 Condensed Consolidated Statement of Financial Position (Before appropriation of net income)

ASML STATUTORY INTERIM REPORT 2023 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 16

Condensed Consolidated Statement of Changes in Equity

(Before appropriation of net income 2023)

	Issued and Outstanding Shares							
(€, in millions)	Number	Share Capital	Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves[1]	Net Income	Total
Balance at January 1, 2022	402.6	36.5	4,369.4	(2,422.8)	1,663.0	2,063.1	6,134.6	11,843.8
Prior year net income	—	—	—	—	6,134.6	—	(6,134.6)	—
Components of comprehensive income:								
Net income	—	—	—	—	—	—	2,410.5	2,410.5
Proportionate share of other comprehensive income from associates	—	—	—	—	—	0.3	—	0.3
Gain (loss) on foreign currency translation	—	—	—	—	—	81.0	—	81.0
Gain (loss) on financial instruments	—	—	—	—	—	31.5	—	31.5
Total comprehensive income	—	—	—	—	—	112.8	2,410.5	2,523.3
Purchases of treasury shares	(5.8)	—	—	(3,299.5)	—	—	—	(3,299.5)
Cancellation of treasury shares	—	—	—	—	—	—	—	—
Share-based payments	—	—	21.5	—	—	—	—	21.5
Issuance of shares	0.4	—	(24.5)	68.1	(0.7)	—	—	42.9
Dividend paid	—	—	—	—	(1,475.3)	—	—	(1,475.3)
Development expenditures	—	—	—	—	(309.4)	309.4	—	—
Balance at July 3, 2022 (unaudited)	397.2	36.5	4,366.4	(5,654.2)	6,012.2	2,485.3	2,410.5	9,656.7
Components of comprehensive income:								
Net income	—	—	—	—	—	—	3,985.3	3,985.3
Proportionate share of other comprehensive income from associates	—	—	—	—	—	37.4	—	37.4
Gain (loss) on foreign currency translation	—	—	—	—	—	(12.1)	—	(12.1)
Gain (loss) on financial instruments	—	—	—	—	—	(40.4)	—	(40.4)
Total comprehensive income	—	—	—	—	—	(15.1)	3,985.3	3,970.2

ASML STATUTORY INTERIM REPORT 2023 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 17

Condensed Consolidated Statement of Changes in Equity (continued)

(Before appropriation of net income 2023)

	Issued and Outstanding Shares							
(€, in millions)	Number	Share Capital	Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves[1]	Net Income	Total
Purchases of treasury shares	(2.7)	—	—	(1,340.2)	—	—	—	(1,340.2)
Cancellation of treasury shares	—	(0.3)	—	2,333.7	(2,333.4)	—	—	—
Share-based payments	—	—	44.9	—	—	—	—	44.9
Issuance of shares	0.1	0.1	20.3	19.4	(0.9)	—	—	38.9
Dividend paid	—	—	—	—	(1,084.5)	—	—	(1,084.5)
Development expenditures	—	—	—	—	(291.5)	291.5	—	—
Balance at December 31, 2022	394.6	36.3	4,431.6	(4,641.3)	2,301.9	2,761.7	6,395.8	11,286.0
Prior year net income	—	—	—	—	6,395.8	—	(6,395.8)	—
Components of comprehensive income:								
Net income	**—**	**—**	**—**	**—**	**—**	**—**	**3,871.6**	**3,871.6**
Proportionate share of other comprehensive income from associates	**—**	**—**	**—**	**—**	**—**	**(0.9)**	**—**	**(0.9)**
Gain (loss) on foreign currency translation	**—**	**—**	**—**	**—**	**—**	**(55.5)**	**—**	**(55.5)**
Gain (loss) on financial instruments	**—**	**—**	**—**	**—**	**—**	**(33.8)**	**—**	**(33.8)**
Total comprehensive income	**—**	**—**	**—**	**—**	**—**	**(90.2)**	**3,871.6**	**3,781.4**
Purchases of treasury shares	**(1.5)**	**—**	**—**	**(904.5)**	**—**	**—**	**—**	**(904.5)**
Cancellation of treasury shares	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Share-based payments	**—**	**—**	**53.8**	**—**	**—**	**—**	**—**	**53.8**
Issuance of shares	**0.3**	**—**	**(70.6)**	**159.2**	**(40.8)**	**—**	**—**	**47.8**
Dividend paid	**—**	**—**	**—**	**—**	**(1,207.1)**	**—**	**—**	**(1,207.1)**
Development expenditures	**—**	**—**	**—**	**—**	**(283.2)**	**283.2**	**—**	**—**
Balance at July 2, 2023 (unaudited)	**393.4**	**36.3**	**4,414.8**	**(5,386.6)**	**7,166.6**	**2,954.7**	**3,871.6**	**13,057.4**

1. Other reserves consist of our proportionate share of other comprehensive income from associates, the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.

Cash Flows from Operating Activities Net income 2,410.5 3,871.6 Adjustments to reconcile net income to net cash flows from operating activities: Depreciation and amortization1 404.4 506.8 Impairment and loss (gain) on disposal 12.4 7.1 Share-based compensation expense 21.5 53.8 Inventory reserves 125.4 172.3 Deferred tax expense (benefit) (255.5) 293.1 Investments in associates (68.6) (117.7) Changes in assets and liabilities: Accounts receivable, net (2,371.1) 1,334.8 Finance receivables, net 335.6 (370.8) Inventories (1,225.9) (514.9) Other assets (406.0) (924.1) Accrued and other liabilities 182.8 49.0 Accounts payable 16.2 231.7 Current tax assets and liabilities 6 (880.6) (725.5) Contract assets and liabilities 4,147.1 (2,195.6) Net cash provided by (used in) operating activities 2,448.2 1,671.6 Cash Flows from Investing Activities Purchase of property, plant and equipment (471.6) (1,069.8) Purchase of intangible assets (468.8) (452.4) Purchase of short-term investments 4 (226.0) (18.7) Maturity of short-term investments 4 559.1 121.1 Net cash used in investing activities (607.3) (1,419.8) For the six-month period ended (€, in millions) Notes Unaudited July 3, 2022 Unaudited July 2, 2023 Cash Flows from Financing Activities Dividend paid 7 (1,475.3) (1,207.1) Purchase of treasury shares 7 (3,216.7) (888.9) Net proceeds from issuance of shares 42.9 47.8 Net proceeds from issuance of notes, net of issuance costs 495.6 997.8 Repayment of debt and finance lease obligations (544.2) (117.1) Net cash used in financing activities (4,697.7) (1,167.5) Net cash flows (2,856.8) (915.7) Effect of changes in exchange rates on cash 1.5 (11.3) Net increase (decrease) in cash and cash equivalents (2,855.3) (927.0) Cash and cash equivalents at beginning of the year 6,951.8 7,268.3 Cash and cash equivalents at July 3, 2022 and July 2, 2023 4,096.5 6,341.3 Supplemental Disclosures of Cash Flow Information: Unpaid portion of property, plant and equipment, excluded in investing activities, included in Accounts payable 34.6 (3.2) Interest received 5.2 88.3 Interest paid (33.7) (55.4) Income taxes paid, net of refunds 6 (1,457.0) (1,455.2) For the six-month period ended (€, in millions) Notes Unaudited July 3, 2022 Unaudited July 2, 2023 1. Depreciation and amortization include depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right-of-use assets, amortization of underwriting commissions and discount related to the bonds and credit facility. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 18 Condensed Consolidated Statement of Cash Flows

ASML STATUTORY INTERIM REPORT 2023 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 19

Notes to the Condensed Consolidated Interim Financial Statements

1. General information / summary of significant accounting policies

As a global innovation leader in the semiconductor industry we provide chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips) on silicon through lithography. Together with our partners, we drive the advancement of more affordable, more powerful and more energy-efficient microchips. We enable groundbreaking technology to solve some of humanity's toughest challenges.

ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices and principal operations in Europe, the US and Asia. Every day, ASML's more than 41,500 FTEs challenge the status quo and push technology to new limits.

ASML's shares are traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

The Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Management on July 19, 2023 and have not been audited or reviewed by an external auditor.

Basis of preparation

The Condensed Consolidated Interim Financial Statements for the six-month period ended July 2, 2023 have been prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and therefore do not include all the information and disclosures as required in our Annual Report based on EU-IFRS. These financial statements should be read in conjunction with the 2022 Annual Report based on EU-IFRS and the additional requirements of Article 362.9 of Book 2 of the Dutch Civil Code.

The Condensed Consolidated Interim Financial Statements are stated in millions of euros unless indicated otherwise.

Summary of significant accounting policies

The accounting policies adopted in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the 2022 Annual Report based on EU-IFRS. We continue to monitor the effect of other standards not yet effective and not yet adopted by the EU.

Use of estimates

In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Condensed Consolidated Interim Financial Statements. The critical accounting judgments and key sources of estimation are subject to volatility and uncertainty. Estimates and assumptions used in the preparation of the Condensed Consolidated Interim Financial Statements are considered consistent with those described in the 2022 Annual Report based on EU-IFRS.

2. Revenue from contracts with customers

Net system sales per technology were as follows:

For the six-month period ended	Unaudited Net system sales (in units)	Unaudited Net system sales (€, in millions)
July 2, 2023		
NXE	**29**	**4,935.4**
ArFi	**64**	**4,339.0**
ArF dry	**13**	**293.1**
KrF	**86**	**995.8**
I-line	**21**	**106.2**
Metrology & Inspection	**83**	**278.4**
Total	**296**	**10,947.9**
July 3, 2022		
NXE	15	2,543.7
ArFi	39	2,464.2
ArF dry	14	306.3
KrF	64	698.7
I-line	21	98.0
Metrology & Inspection	106	316.8
Total	259	6,427.7

Net system sales per end-use were as follows: For the six-month period ended Unaudited Net system sales (in units) Unaudited Net system sales (€, in millions) July 2, 2023 Logic 221 8,479.7 Memory 75 2,468.2 Total 296 10,947.9 July 3, 2022 Logic 157 4,074.0 Memory 102 2,353.7 Total 259 6,427.7 3. Segment disclosure ASML has one reportable segment, since we are a holistic lithography solution provider, for the development, production, marketing, sales, upgrading and servicing of advanced semiconductor equipment systems, consisting of lithography, metrology and inspection systems. The Chief Operating Decision Maker regularly sets and monitors goals and boundaries on a consolidated basis to make decisions about resource allocation and assess performance. Net system sales for new and used systems were as follows: For the six-month period ended (€, in millions) Unaudited July 3, 2022 Unaudited July 2, 2023 New systems 6,325.2 10,809.9 Used systems 102.5 138.0 Net system sales 6,427.7 10,947.9 For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Total net sales by geographic region were as follows: For the six-month period ended (€, in millions) Unaudited July 3, 2022 Unaudited July 2, 2023 Japan 449.1 300.1 South Korea 2,799.9 3,696.1 Singapore 158.7 149.1 Taiwan 2,835.5 5,168.8 China 1,513.8 2,106.8 Rest of Asia 0.9 2.3 EMEA 232.5 361.9 United States 974.5 1,863.4 Total 8,964.9 13,648.5 4. Liquidity We seek to ensure that our principal sources of liquidity will be sufficient to satisfy our liquidity requirements at all times. Our principal sources of liquidity consist of: (€, in millions) December 31, 2022 Unaudited July 2, 2023 Cash and cash equivalents 7,268.3 6,341.3 Short-term investments 107.7 5.1 Available credit facilities1 700.0 700.0 1. No amounts were outstanding under this credit facility as of July 2, 2023 and December 31, 2022. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 20 Notes to the Condensed Consolidated Interim Financial Statements (continued)

Our liquidity needs are affected by many factors, including the risk factors as specified in the Risk factors section in the 2022 Annual Report based on EU-IFRS and in the 2023 Interim Management Report. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity are sufficient to satisfy our expected requirements, including our expected capital expenditures, research and development expenses and debt servicing. On May 30, 2023, we successfully placed a bond offering of senior notes for a principal amount of €1.0 billion due on December 6, 2025, with a 3.50% coupon. For considerations on dividends and share buybacks see: Note 7 Dividends and share buyback. 5. Commitments, contingencies and guarantees The nature, scale and scope of the commitments, contingencies and guarantees are in line with those disclosed in the 2022 Annual Report based on EU-IFRS. 6. Income taxes Income tax expense is recognized based on management’s best estimate of the expected annualized income tax rate for the full financial year, as well as discrete items recognized in the first half of 2023. Our effective tax rate for the six-month period ended July 2, 2023 is 17.5 percent compared to 13.4 percent for the six-month period ended July 3, 2022. The increase in effective tax rate is mainly driven by the tax effect on intercompany profit elimination and movements in our liability for uncertain tax positions. Global minimum tax During the interim period, some countries in which we operate have already enacted new legislation to implement the global minimum tax rules. This legislation is to be effective as of January 1, 2024. As per interim date, we are not able to disclose qualitative and quantitative information about our exposure as we are still in the process of assessing our exposure for the countries in which we operate taking into consideration dependencies on other tax law and business developments that may occur. In general, we expect the impact on our consolidated effective tax rate to be limited. In conformity with the amendments to IAS 12 as published by the IASB recently, we apply the temporary exception to not recognize nor disclose deferred tax impacts of the top-up tax or remeasure existing deferred taxes under local regular income tax systems. Any incremental effect of the top-up tax is recognized as current tax as it is incurred. There is no current tax impact yet in the period ended July 2, 2023. 7. Dividends and share buyback On April 26, 2023, the Annual General Meeting resolved to adopt a final dividend of €1.69 per ordinary share for the year 2022. Recognizing the three interim dividends of €1.37 per ordinary share paid on August 12, 2022, November 14, 2022 and February 15, 2023, the total dividend for the year 2022 was €5.80 per ordinary share. This is a 5.5% increase compared to 2021. As a result, a total dividend amount of €2,291.7 million was paid to our shareholders, split between the interim dividend payments of €1,625.6 million and the final dividend of €666.1 million that was paid on May 10, 2023. An interim dividend of €1.45 per ordinary share will be made payable on August 10, 2023. The current share buyback program is to be executed by December 31, 2025. As part of this program, ASML intends to repurchase shares up to an amount of €12.0 billion, of which we expect a total of up to 2.0 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. The share buyback program may be suspended, modified or discontinued at any time. Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors). 8. Net income per ordinary share Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period. The dilutive effect is calculated using the treasury stock method by dividing net income by the weighted average number of ordinary shares outstanding for that period plus shares applicable to options and conditional shares (dilutive potential ordinary shares). The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 21 Notes to the Condensed Consolidated Interim Financial Statements (continued)

The basic and diluted net income per ordinary share has been calculated as follows: For the six-month period ended (€, in millions, except per share data) Unaudited July 3, 2022 Unaudited July 2, 2023 Net income 2,410.5 3,871.6 Weighted average number of shares outstanding 398.4 393.8 Basic net income per ordinary share 6.05 9.83 Weighted average number of shares outstanding 398.4 393.8 Plus shares applicable to options and conditional shares 0.3 0.2 Diluted weighted average number of shares 398.8 394.0 Diluted net income per ordinary share 6.04 9.83 9. Fair value measurements Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows: • Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access. • Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. • Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy. Financial assets and financial liabilities measured at fair value on a recurring basis Investments in money market funds (included in our Cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities. The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment. The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the net present value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates. The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the net present value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. Five out of seven of our outstanding Eurobonds, with a combined principal amount of €4 billion, serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. For two out of seven of our outstanding Eurobonds, with a combined principal amount of €1.5 billion, no hedging is applied. The fair value changes of the interest rate swaps are recorded on the Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 22 Notes to the Condensed Consolidated Interim Financial Statements (continued)

ASML STATUTORY INTERIM REPORT 2023 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 23

Notes to the Condensed Consolidated Interim Financial Statements (continued)

The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Unaudited As of July 2, 2023 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative financial instruments [1]	—	59.7	—	**59.7**
Money market funds [2]	2,482.9	—	—	**2,482.9**
Short-term investments [3]	—	5.1	—	**5.1**
Total	2,482.9	64.8	—	**2,547.7**
Liabilities measured at fair value				
Derivative financial instruments [1]	—	252.1	—	**252.1**
Assets and Liabilities for which fair values are disclosed				
Loan receivable	—	—	301.0	**301.0**
Long-term debt [4]	5,097.1	—	—	**5,097.1**

As of December 31, 2022 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative financial instruments [1]	—	17.3	—	**17.3**
Money market funds [2]	3,196.7	—	—	**3,196.7**
Short-term investments [3]	—	107.7	—	**107.7**
Total	3,196.7	125.0	—	**3,321.7**
Liabilities measured at fair value				
Derivative financial instruments [1]	—	261.2	—	**261.2**
Assets and Liabilities for which fair values are disclosed				
Loan receivable	—	—	307.9	**307.9**
Long-term debt [4]	4,072.8	—	—	**4,072.8**

1. Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2. Money market funds are part of our cash and cash equivalents.
3. Short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months, but one year or less at the date of acquisition. These deposits are valued at amortized costs which is close to their fair value. Their fair value is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
4. Long-term debt mainly relates to Eurobonds.

There were no transfers between the levels of the fair value hierarchy during the first half of 2023 and the full year 2022.

Financial assets and financial liabilities that are not measured at fair value

The carrying amount of Cash and cash equivalents, Accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments.

Money market and investment funds measurement

Money market and investment funds qualify as available for sale securities. Due to the short-term nature and investment grade credit ratings, the fair value is close to the carrying value. These money market funds can be called on a daily basis. Investments and redemptions in money market funds are managed on a daily basis based triggered through actual cash balances. Realized gain and losses on these money market funds are not significant given high credit ratings. ASML does not have trading securities as of July 2, 2023.

Deposits measurement

The deposits as part of the Cash and cash equivalents and Short-term investments qualify as securities held to maturity. The amortized cost value is close to the fair value and carrying value due to short-term nature and since related to investment with investment grade credit ratings. Maturities are one year or less. No held to maturity securities were sold before expiration date.

Assets and liabilities measured at fair value on a non-recurring basis

For the six-month period ended July 2, 2023 and the year ended December 31, 2022, we had no significant fair value measurements on a non-recurring basis from regular business activities.

10. Subsequent events Subsequent events were evaluated up to July 19, 2023 which is the date the Condensed Consolidated Interim Financial Statements included in this Statutory Interim Report for the six-month period ended July 2, 2023 were approved. An interim dividend of €1.45 per ordinary share will be made payable on August 10, 2023. Full details are published on ASML's website. Veldhoven, the Netherlands July 19, 2023 Prepared by The Board of Management: Peter T.F.M. Wennink Martin A. van den Brink Roger J.M. Dassen Frédéric J.M. Schneider-Maunoury Christophe D. Fouquet Wayne R. Allan ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 24 Notes to the Condensed Consolidated Interim Financial Statements (continued)

Special note regarding forward-looking statements This report contains statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, vision, strategies, expected trends, including trends in semiconductor end markets and technology industry and business environment trends, demand, expected capacity, backlog, inventory levels at customers, bookings and orders, outlook and expected financial results, including expected growth in net sales for 2023, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030 and statements with respect to export control policy and regulations and expected impact on us, statements with respect to our capital allocation policy including plans to return significant amounts of cash through share buybacks, including the amount of shares intended to be repurchased under the program and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, general trends and general consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, interest rates, geopolitical developments, the risk of a recession, demand for our customers’ products, performance of our systems, the impact of COVID-19 and other pandemics and measures taken to contain them on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including semiconductor inventory and utilization levels, customer demand, ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to adjust capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, trends in the semiconductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, including the impact of recent and expected changes in export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs, our ability to meet ESG goals and improve performance on ESG sustainability and upgrade ESG strategy, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward- looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 25 Other Information

Financial calendar and investor relations Financial calendar October 18, 2023 Announcement of third quarter results for 2023 January 24, 2024 Announcement of fourth quarter and annual results for the year ended December 31, 2023 February 14, 2024 Publication of 2023 Annual Report April 24, 2024 Annual General Meeting of Shareholders Investor relations ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual reports, quarterly releases and other information are also available on our website (www.asml.com). ASML worldwide contact information Corporate Headquarters De Run 6501 5504 DR Veldhoven The Netherlands Mailing Address P.O. Box 324 5500 AH Veldhoven The Netherlands Investor Relations phone: +31 40 268 3938 email: investor.relations@asml.com For additional contact information please visit www.asml.com. ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 26 Other Information (continued)

A AI Artificial intelligence ArF Argon fluoride ArFi Argon fluoride immersion ASML ASML Holding N.V. and/or any of its subsidiaries and associates D DRAM Dynamic random-access memory DUV Deep ultraviolet DUV immersions fast shipment A process that reduces some of the testing in our factory. Customer acceptance after the reduced Factory Acceptance Test (FAT) is considered to be proven for established technologies with a history of successful customer acceptances after the Site Acceptance Test (SAT). Transfer of control for these systems and recognition of revenue related to these systems has occurred upon delivery of the systems E EMEA Europe, the Middle East and Africa EU European Union EU-IFRS International Financial Reporting Standards as adopted by the European Union EXE - EUV 0.55 NA High numerical aperture, specifically a next-generation EUV lithography platform, also referred to as EUV 0.55 NA Eurobond A bond denominated in euros Euronext Amsterdam Euronext Amsterdam N.V. EUV A lithography technology that uses extreme ultraviolet light with a wavelength of 13.5 nm. This is currently the cutting edge of lithography, enabling technology nodes of 16 nm and beyond. It is used for only the most critical layers with the smallest features F FAT Factory acceptance test H Holistic lithography Our approach to optimizing the entire microchip printing process and enabling affordable scaling in chip technology by integrating lithography systems with computational modeling and wafer metrology and inspection solutions to analyze and control the manufacturing process in real time I IAS International accounting standards i-line Light with a wavelength of 365 nm, generated by mercury vapor lamps and used in some lithography systems Internet of Things (IoT) A network of physical objects embedded with sensors, actuators, electronics and software that allow the objects to collect and exchange data Name Description K KrF Krypton fluoride L Lithography Lithography, or photolithography, is the process in microchip manufacturing that uses light to pattern parts on a silicon wafer Logic Integrated devices such as microprocessors, microcontrollers and GPUs. Also refers to companies that manufacture such devices M Memory Microchips, such as NAND Flash and DRAM, that store information. Also refers to companies that manufacture such chips N NA Numerical aperture NAND A binary logical operator that gives an output when it receives one or no input; a composite of ‘NOT AND’ NASDAQ NASDAQ Stock Market LLC NXE - EUV 0.33 NA A dual stage stepper based on the NXT platform powered by an Extreme UV based light source at 13.5 nm wavelength to enable resolution of 13 nm half pitch and beyond, also referred to as EUV 0.33 NA NXE fast shipment A process that reduces some of the testing in our factory. Final testing and formal acceptance then takes place at the customer site. This leads to a deferral of revenue recognition for those shipments until formal customer acceptance, but does provide our customers with earlier access to wafer output capacity NXT An enhanced version of the original TWINSCAN system platform offering significantly improved overlay and productivity O OCI Other comprehensive income R R&D Research and development S SAT Site acceptance test SG&A Selling, general and administrative expenses U US GAAP Generally accepted accounting principles in the United States of America Name Description ASML STATUTORY INTERIM REPORT 2023 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 27 Definitions